   Exhibit 99.3

Press Conference

Infosys-Press Call

January 12, 2022

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

Journalists

Anisha Jain

ET Now

Reema Tendulkar

CNBC TV18

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Harshada Sawant

CNBC Awaaz

Sharad Dubey

ET Now Swadesh

Sankalp Phartiyal

Reuters

Saritha Rai

Bloomberg

Chandra Ranganathan

Moneycontrol

Shilpa Phadnis

The Times of India

Surabhi Agarwal

The Economic Times

Sai Ishwar

Informist

Uma Kannan

The New Indian Express

Rishi Basu

A very good evening, everyone and thank you for joining Infosys’ third quarter financial results. My name is Rishi and on behalf of Infosys, I would like to welcome you to our press conference. We decided to meet you virtually this quarter keeping in mind the alarming rise in COVID and the need to ensure necessary precautions. We hope you and your family are staying safe and keeping well. Before we commence, I want to take a moment to mention a few guidelines. Our friends from media, you will be on mute by default throughout this press conference. You will be prompted to unmute yourself when we announce your name. We request one question from each media house so that we can accommodate everyone over the next hour. In case you get disconnected, please rejoin using the same link. With that let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks Rishi. Good evening. Wish you all a Happy New Year. And trust you and your dear ones are well and safe. Thank you for making the time to join us today.

I am delighted to share with you that we had an extremely strong quarter with 7.0% sequential growth and 21.5% year-on-year growth in constant currency terms. Our year-on-year growth was the fastest we have had in 11 years. The growth was broad-based across industries, service lines and geographies, driven by our differentiated digital and cloud capability. This is a clear testament to the enormous confidence clients have in us to help them accelerate their business transformations. This outcome has been made possible by the relentless commitment from our employees to these challenging times. I am extremely proud as well as grateful for their extraordinary efforts in delivering success for our clients.

Our growth has been accompanied by resilient operating margins at 23.5%. We have delivered these margins while we kept in the forefront our focus on our employees with increased compensation and benefit. Our digital business grew by 42.6% and now is 58.5% of our overall revenues. Within digital, our cloud work is growing faster, and our Cobalt cloud capabilities are resonating tremendously with our clients.

The strong overall performance stems from four years of sustained strategic focus on areas of relevance for our clients in digital and cloud, continuing re-skilling of our people, and deep relationships of trust our clients have with us. With the strong momentum in the business and the robust pipeline that we see, we are increasing our annual revenue growth guidance which was previously 16.5% to 17.5%, we are increasing to 19.5% to 20% in constant currency terms. Our operating margin guidance remains at 22% to 24%.

With that, Rishi back to you and let’s have the questions from everyone on the call.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys. We will now open with the first question. The first question is from Anisha Jain from ET Now who joins us on video. Anisha, kindly unmute yourself and ask your question.

Anisha Jain

Hi gentlemen, thank you so much for the opportunity and hope you guys have a safe and happy 2022. Salil, first to you, I have two parts to this question. Obviously, the street will be very excited by the guidance upgrade that has come in terms of the revenue, but are you confident that the strong demand outlook will continue not only in the short term, but also in the medium term? What are you understanding in terms of the client spends and the budgets etc., and will this also reflect in the deal momentum going forward?

The question for Nilanjan is on the margin picture. I would want to understand that margins have been fairly resilient till now but with the increase in supply-side pressure, what is the outlook basically on margin going forward and also how confident are you of meeting the demand given the high attrition that we are seeing. So, what is happening on the employee attrition being higher than 25.5%? Thank you.

Salil Parekh

Thanks for your question. First, we have increased the guidance so there is tremendous confidence we are seeing with our clients. We had large deals of $2.5 bn, 25 deals in the quarter, our pipeline itself is very strong and we remain comfortable of the guidance for this financial year which ends in March. Overall demand environment looks strong. So, we are comfortable as we look out beyond March as well. The demand outlook is good, the digital transformation is strong, and our work in cloud and digital remains very good. We are also strong with our supply capabilities. So, we remain comfortable in delivering all the work for our clients. Let me pass it to Nilanjan for the second part.

Nilanjan Roy

Two questions you had and the first one on margins. We have been able to broadly hold our margins this quarter. We were 23.6% last quarter now we are 23.5% and a broad walk would be about 80-basis points have got invested back into our employees either through corrections or through promotions. 40-basis points we have actually lost because of lower utilization - which in a way of good news, as supply-side as you know pressure builds up, so our utilization coming down is a bit of good news. On the other hand, this has been made up by about 20-basis points of rupee and cross currency movement. We have also made up about 40-basis points from SG&A leverage and other one-offs and 50-basis points from a strong cost optimization program. So, all in all, that takes us to 23.5% and our guidance for the year as you know is 22% to 24% and we remain quite comfortable operating in that range.

Coming to the supply side like we said we have taken up our graduate hiring program to 55,000 looking at this demand and we are very keenly looking at the attrition figures. One is how do we bring this down and we see stability for us coming in this quarter, although our numbers are more on a LTM basis so you would see those numbers inching up. But quarterly we have seen some sort of stabilization, and we continue to focus on all of these employee interventions and at the same time we do not want to let go off any demand. Therefore, hiring program as well as lateral program continues unabated.

Rishi Basu

Thank you. Moving onto the next question, the next question is from the Reema Tendulkar from CNBC TV18. Reema joins us on video. Reema, kindly unmute yourself and ask your question.

Reema Tendulkar

Gentlemen, good evening, and congratulations on a very strong set of numbers. Salil, my first question is what changed in three months for you to give such a large upgrade to your guidance and secondly on deal wins. We have the large deal win number at $2.53 bn, but increasingly the anecdotal evidence suggests that we are seeing a lot of shorter deals, so could you give up some sense of the sub $50 mn deals, how much higher is it, today say compared to three months ago or a year ago and even if you could tell us the deal pipeline, how would it compare to say a year ago, how much higher will that number be?

Nilanjan, you indicated correctly right, the last 12-month attrition does not accurately capture the attrition numbers, so could you give us the sense of the quarterly annualized attrition, how do that number trend? Has it been flat quarter-on-quarter? Do you think attrition has peaked? Thank you.

Salil Parekh

Thanks for your question. I think first on the guidance we are really in a situation where all of the choices that we made over the last several years specifically building on digital, on cloud, on the new areas that our clients are looking for, what clients are buying, or where we see it resonates with clients, all of those digital transformation programs are very strong and we could see our execution remain good and that gave us, the ability to increase our guidance as we are in the fourth quarter here. We believe strongly that this is a sort of growth in the market, and we are fortunate with the trust of our clients to capture that. In terms of the pipeline, there were $2.5 bn large deals for us. Large deals are deals which we classify over $50 mn in size and so this is a very strong indicator to have when the business is evolving. We have 25 deals in that space, $2.5 bn. The overall pipeline today is larger than what we had at any time in our past. We remain comfortable with the pipeline and with where digital transformation programs are going. We remain aligned to what our clients are looking for. With that let me pass it to Nilanjan.

Nilanjan Roy

So, like I said we are very sharply focused on this figure, and of course, this is an industry issue and if I step back really, I think the volume growth for this industry has to come from freshers because churn at one level is just rotational, so as the freshers feed in across the industry just not in Infosys, I think, you will see this number inching down across all the players. We have seen in this quarter, while we do not declare the number, we have seen stabilization, and as we look ahead, we are seeing some drop-off of that, but we will have to wait and watch. But clearly, as we ramp up the freshers into the system, I think you should see some benefit across, so we are quite happy with where we are but agree that the numbers are high.

Rishi Basu

Thank you. Moving on to the next question, the next question is from Sajeet Manghat from BloombergQuint. Sajeet joins us on video. Sajeet, kindly unmute yourself and ask your question.

Sajeet Manghat

Good evening gentlemen and Happy New Year to both of you. My first question is basically on the growth which we have been seeing. You have guided for 20% growth for the full fiscal. Do you see the momentum of deals and the negotiations of which you are currently in to take you to FY23 with a similar growth rate expected or do you see some tapering happening as we go into the FY23? Secondly a bit of color on the kind of transformation deals that are happening. Is it just digital transformation or now companies are also looking at other processes as well which companies like you can undertake going forward? BFSI and industrial, how do you see growth coming in from them? Do you see some bit of sluggishness coming in especially Europe where you have seen COVID impact that has happened in that region there and for Nilanjan you have mentioned about SG&A and cost optimization of 40 bps which you were able to bring in, is it a temporary one or can you bring in subsequent quarters as well to maintain that margin?

Salil Parekh

Thanks, Sajeet. I think first on the growth, yes, the guidance increase is for this financial year, the demand outlook is very strong, the pipeline is larger. What we are working on today with clients on their transformation programs is still looking very good for us. Of course, we do not give guidance for the next financial year just now, but everything you see in the demand environment is positive. The types of work that we are seeing that these relate to all aspects of large enterprises whether it is relating to how they are engaging with their customers, how they are engaging with their employees, how they are engaging with the ecosystem, essentially everything is becoming more and more driven by, how do you make it digital. For example, we have a platform called Equinox, which is essentially a platform which anyone can use in consumer products, which will build completely new e-commerce ability and we are seeing tremendous traction of this platform with all our clients. We have similar platforms in different industries which we are seeing some benefits from.

In terms of growth, by region Europe is strong with 27% in the quarter. Our Financial Services also was strong for us at 15% in the quarter, so all of our markets are looking quite good in terms of growth. Of course, one of the strongest was manufacturing which was about 48% growth in the quarter. With that over to you, Nilanjan.

Nilanjan Roy

Sajeet, on your question on margins, I think over the last few years, we have a very robust cost optimization program which we run across the organization. We have a number of levers which we deploy across this you know the onsite mix, the offshore mix, the pyramid, both onsite, offshore, automation which remains a big part of our cost optimization and in fact, we have taken to the next level by using bots at an extremely large scale and of course the other measures like subcon, etc., so we deploy this over each quarter. Sometime some of them like this quarter the onsite-offshore worked negatively against us, but we were able to have other cost optimizations come into place, namely, automation. We have also started looking at pricing in this high-demand environment. It is important that we start pricing our talent correctly as well and therefore whether it’s discounts etc., we are able to have some conversations and of course, we realize this is a long haul, it does not happen overnight. There are existing commitments to clients, but at least in new deals slowly this will start getting priced; and not only by us but also by the entire market as these costs start hitting the industry. So, there are a number of things which we are continuously doing, and we remain quite confident about this program as we look ahead.

Rishi Basu

Thank you. Moving on to the next question. We have Kushal Gupta from Zee Business on video. Kushal, kindly unmute yourself and ask your question.

Kushal Gupta

Good evening gentlemen. The very first thing is for Salil, the question is that the way we are seeing the constant currency revenue growth of 7%, which is a very great growth that you have shown us, I would like to understand that that going forward in FY2023, how can we see the inorganic growth because the other companies are acquiring smaller IT companies likewise the demand for digital contracts that is getting increased. The second question is for Nilanjan like the way we are seeing the increased attrition rate, what is the set of strategies that you have planned to tackle this and when do you see that this is getting normalized?

Salil Parekh

We had a very spectacular growth at 7% constant currency for the quarter, and we see that momentum in good shape within the demand environment. What you mentioned about inorganic growth in terms of acquisition, our acquisition of course remains very focused. We have a good pipeline of potential candidates. Our focus has been on what can we acquire which will give us a boost as you were saying in the digital transformation area. These relate to, for example, cloud or cybersecurity or IoT or other areas which are supporting digital, and we look at different companies in that. Of course, it is a combination of how will it fit culturally, how will we be doing integration, and what is the valuation, but this is an ongoing process, and we have a good pipeline that we are evaluating in terms of acquisition opportunities. Nilanjan over to you for the next part.

Nilanjan Roy

Thank you. So Kushal, on the attrition question, I think we have a three-pronged strategy. I think the first is about careers is how do we show a more longer-term career to all our employees that include a cycle of promotions, progressions so that people have visibility on that. Secondly of course is rewards and compensation, so we competitively always benchmark. Like I said before that we have also rolled out special talent retention programs in this quarter as well and we will continue to do whatever is necessary going ahead. And thirdly is also reskilling that remains critical in this market as we have continuously upgraded our employee skills. So, we have this three-pronged strategy across these, and we are confident that we will be able to handle the attrition issue. For now, of course, there are a lot of market dynamics but over a longer period, we will see this coming down.

Rishi Basu

Thank you. Moving on to the next question. We have Harshada Sawant from CNBC Awaaz. Harshada, kindly unmute yourself and ask your question.

Harshada Sawant

Good evening gentlemen and greetings for the new year. It is a great quarter for you. Salil, I wanted to ask you that of course, deal wins have been strong, but you have these new deals that you have signed in the third quarter, are you seeing the pricing getting better from the previous quarter? Are the clients are ready to spend higher and are you able to command the pricing when you are signing these new deals? Secondly, more importantly, you said that most of the growth is coming from the manufacturing sectoral, can you give us some idea, what will be the situation for retail going forward? Nilanjan, one question for you, if you can give us a view on margins that margins going forward would be stable because this time, the cost for travel has not been incurred? Last quarter when we had the conversation with you where you have said that the costs for travel shall increase from Q4 onwards, with Omicron, has this been offset?

Salil Parekh

Thank you for that question. The pricing part which you are talking about, there what we are seeing is, we had a strong set of large deals, and we are seeing the pricing environment is quite stable. One of the things that Nilanjan mentioned earlier, which is there is real value to a lot of the digital work that we are doing, and we are putting that in place as we discuss large programs with clients and clients are receptive in this environment because they are seeing that we are a leading player for digital today in helping them in their transformation. So, we feel quite comfortable that while this quarter’s pricing was stable, we will see something going ahead as we see an improvement in the value that we are communicating. Now, what are the type of spends. There are two types of spends. One is companies are increasing their spends on what they want to do for digital transformation so just as a percentage of their revenue that the amount that they want to spend on technology is going up. The second is in many companies we are seeing that they are looking at this also from a CAPEX perspective from something they want to invest for the future, it is not just an OPEX spend. Today we are seeing good traction in that sense on spends that is available when companies decide to launch the digital transformation and we feel comfortable to be partnering with them on that journey, Nilanjan, over to you.

Nilanjan Roy

Thanks, Harshada, on your travel question, I think the industry entirely is in a way not traveling and therefore there is a benefit which we have seen versus the pre-COVID area, but even if you strip that out you have seen that improvement in our underlying margins. Of course, as the next year progresses, we will have to see where does the travel open up at what stage, but having said that we have also seen that we have been able to strike these billions of dollars of deals pretty much virtually and in that sense that good news that we are able to work remotely in this new environment quite well and hopefully as the world opens up, we do not need to go back to the same kind of mad rush that we used to have, but I think that is something we will continue to look at these headwinds whether it is travel or cost increases on our employees and like I have said earlier our cost optimization program continues to be really in top gear and we have to work continuously to offset that. So, we remain quite confident in our 22% to 24% range for this year.

Rishi Basu

Thank you. The next question is from Sharad Dubey from ET Now Swadesh. Sharad joins us on video. Sharad, please unmute and ask your question.

Sharad Dubey

Thank you and congratulations on your strong results. The first question is for Salil, the reason for strong deals, revenue guidance going up are due to the digital transformation program which is going on. I want to understand in which segment do you see getting long-term digital transformation projects and how is your negotiation power? Nilanjan, I have a question for you also, the question is related to issues with margins. There were issues related to Daimler's deal, however, despite this, there was a good performance on margin. What are the levers going forward and how will you manage margins for the next two quarters?

Salil Parekh

Thank you for your question. What we are seeing is there is a lot of different digital transformations going on in different sectors. So, one example was manufacturing, which is growing at 48%. We are also seeing for example in the retail sector, growth of 19.8%. We are seeing financial services which I mentioned earlier at 15.5%. Our communication segment is looking strong at over 22% growth. Life science is also looking very strong. What we see is across many industry companies are looking to launch their transformation and in doing that we see programs, which will go through a long duration. Many companies which have seen what has happened in the last 18 months with all of us working in a different way are starting to realize the benefit of driving digital. How do you get better connect with customers? How do you make sure your employee connect is better? How do you make sure your internal processes are more efficient because this is all allowing with customers buying their own growth, with employees to make sure there is a much more robust set of connections and that is helping us receive digital transformation being driven. Today really it is broad-based, the strongest being Manufacturing for us, Life Sciences, Communications and also Retail. Nilanjan, over to you.

Nilanjan Roy

Sharad as you see our portfolio if I look at the margin side, we have multiple number of deals. There are large deals which are entering the third, fourth, and fifth year where we are doing much more optimization. There may be new deals entering the portfolio, which are freshly minted and, in the sense, have initially higher costs and when we look at the overall margin structure that is all what we put together so the whole portfolio what is happening, deals are getting much more profitable on one side and one side and new deals are coming in. So, that is one part of the overall margin management equation. Secondly, like I said, we are putting in a lot of cost optimization. Automation is one. The other is of course the pyramid and the freshers like we have said. When we started the year, we had said that we will hire around 25000 freshers, and in the third quarter we have hired around 55000 and that is helping at the bottom of the pyramid as well. So, we have a number of levers, and we keep on deploying those which are more relevant for the business, and they are helping us to make sure that these margins remain flat from quarter to quarter.

Rishi Basu

Thank you. Moving on to the next question, we have Sankalp Phartiyal from Reuters News. Sankalp joins us on video. Sankalp please ask your question.

Sankalp Phartiyal

Good evening, everyone. Salil, I had two questions. One is that you said the pricing environment is very stable, but given the kind of uncertainty that the resurgence of COVID and the omicron wave has brought about could you give me a sense of what the demand environment, the pricing, and even the run side of business - the traditional business looks like in your biggest markets? The other thing I wanted to ask was that I was just attending Wipro’s press conference as well before coming here and they seem to say that attrition is going to be a problem for the next few quarters but perhaps would be moderate? You have outlined some plans, can you tell us what more are you doing to attract talent to your company and make them stay here because you are competing with startups that potentially offer more money and more ESOPs and incentives and also if there is any change in hiring plans whether you are stepping up freshers and laterals? Thank you.

Salil Parekh

Thanks for those questions. Nilanjan will come back on the attrition and the recruitment, which is very robust. On the pricing, what we discussed earlier, we are seeing a relatively stable environment in pricing if I look specifically at the deals, we have had in this previous quarter versus the quarter before that. So, we have not seen any big changes. What we have put in place that Nilanjan shared earlier are ways to communicate where we are creating tremendous value for our clients through the digital work and there, we would see over time that there will be some benefits through pricing. As we are seeing what we have done with compensation over the last 12 months with three different times, we have increased the compensation in a very significant focus on our employees. Those things will come, and we will be in a position overtime to get that sort of a pricing impact with our clients as well. So we feel quite comfortable today with a good demand environment, relatively stable pricing, and some initiatives, which are medium-term which will help us with more value with respect to the digital work we are doing. Nilanjan, over to you.

Nilanjan Roy

The attrition question like I mentioned of course we remain very focused. It is absolutely critical for us, and this just takes a lot of our time. Besides what Salil mentioned in terms of the compensation interventions, the whole career pathing of many of these employees as we communicate, are long-term value propositions with Infosys for many of them. I think that is something we are rolling out. We are also looking at differentiated talent this year in our campus hires, so digital specialists with different skill set coming into the company. And thirdly, reskilling which remains core to our fundamental business model and how do we digitally skill tag employees, give them incentives to get reskilled in new technologies. So, it’s a plethora of things which we are looking at consistently and consecutively like I said, today it is an industry issue, this is not a company specific issue and as more and more freshers enter overall across the ecosystem, I think you will see this attrition across the industry and with us coming down.

Rishi Basu

Thank you. Moving on to the next question, we have Shivani Shinde from Business Standard who has sent us her questions on text. Gentleman, I am going to read it out. For Salil, Shivani asks, what impact do you see of the recent COVID variant on business and operations, and what happens to back to office plans? Next, she asks what happens to the COO role? Will Infosys not have any COO? And Nilanjan, for you, Shivani asks what has been the impact of currency and what has been the impact of currency on margins, and what is the hiring target for FY2023?

Salil Parekh

Thanks for those questions from Shivani. I think first what we are seeing with the current Omicron wave is in many ways all the impact will probably be in this quarter. Now we have seen some of that start, of course, in Europe, we see that in the US, of course, in India we are seeing a big wave, in Australia as well. We have built some estimations based on what we think will be the way this will play out. In some ways, it seems to be a sharp up and then sharp down. In many ways maybe the impact of an individual may not be the same number of days and equally we have built very resilient processes where work from home has worked really well in the past and that’s been quickly put in place already. Having said all of that and factored that in this is how we build our guidance update. So, we are very comfortable today in what we are seeing, and how this will deliver work for our clients given what our estimate is as we look into the situation ahead from today. What we do with a return to the office discussions, we had started to see really good uptick on that in about a month or six weeks ago already, in India and other parts of the world. Of course, given what is happening today we are very focused on employee safety and wellbeing and right now it is much more remote working and work from home. But as we have learned if it follows what we have seen in some other countries this wave could be of shorter duration and then hopefully in back part of the quarter we will start to see more of the return to the office work but it is completely flexible today and very focused on what employees needs are, while we are making sure all the works planned is getting done. Nilanjan, over to you.

Nilanjan Roy

So just to add to what Salil said today, 83% of our employees in India have got doubly vaccinated and another 10% have got the single dose so nearly 93% of our workforce in India is vaccinated so that is our metrics we have been tracking and increasing this period. Coming back to the hiring plans, of course, we have a very fluid plan both of freshers and laterals in the year. We have, like all other companies, gone out to campuses to hire but I think one of the big advantages is during this time we have been able to master both off campus fresher hiring program and a campus hiring program. So, we have the flexibility, both, to hire during the off campus period as well as demand changes, plus we have sort of a fixed demand which we will go out in campus. So that gives us a lot of flexibility as we look into the year ahead.

Rishi Basu

Thank you. Before we proceed, may I kindly request our friends from media to restrict to one question in the interest of time, we just have half an hour left for this press conference. The next question is from Saritha Rai from Bloomberg who joins us on video. Sarita, kindly unmute yourself and ask your question.

Saritha Rai

Thank you, Rishi. Hello Salil and hello Nilanjan, I wanted to ask you what signals you are reading from clients as they plan for the calendar year in terms of whether traditional outsourcing or consulting, and how do you see this balance skewing in favor of consulting as all of you want that balance to weigh heavier on the consulting side, I think Salil, you can take the question I would love to hear from Nilanjan as well.

Salil Parekh

Thanks, Saritha. I think what we are seeing for the calendar year from clients is a continuing of what they want to drive in terms of their change, their digital changes, their cloud changes, and all the programs we are driving. So, we do not see that something has changed either gone up or gone down, it remains at the same level of intensity and spends which has been high as you have seen for the last few quarters. In terms of consulting and technology, our experience with clients is really they are ready to build out the next phase of the technology environment. There is tremendous focus on modernization, there is a lot of focus on making sure that the digital infrastructure, the technology infrastructure is in place, the cloud infrastructure is in place, everything that is built is cloud-native, where we are looking to work with private cloud or public cloud in many ways leveraging what we are doing in Cobalt. So really the technology, digital transformation is the center of what we are seeing with clients and in that, we feel extremely well-positioned, because that is truly the strength of Infosys. Our delivery engine is extremely robust, and we have a portfolio capability of services which are focused on cloud and digital which are helping our clients to transform. Of course, consulting is a critical part, but consulting is a critical part as it helps to build the framework for these transformations, and the vast majority of what clients end up doing after the initial consulting is taking the technology spend in making all that work. Our own consulting business is growing extremely well in that so the joined-up way with consulting and technology.

Rishi Basu

Thank you. Moving to the next question, we have Chandra Ranganathan from Moneycontrol. Chandra joined us on video. Chandra, kindly unmute yourself and ask your question.

Chandra Ranganathan

Hi Salil, hi Nilanjan thank you for talking to us. Salil, a recent ISG report spoke about how a majority of the deals were actually small deals and how enterprises are breaking up transformative projects because they want to execute them really fast. So how do you see Infosys winning in such scenarios. Are you seeing more of these smaller deals in the market and Nilanjan a question on freshers’ salaries, is there a case for hiking fresher salaries considering it is pretty much stagnated, it has just seen a hike of 8% to 9% in the last decade, do you see a case for that? Final question Salil if you can give us an update on the income tax portal since the returns ended in December and for some cases, it has been extended to March if you can give us an update on that as well? Thank you.

Salil Parekh

Thanks, Chandra. I think in terms of what we are seeing, in terms of the deals, the overall environment for large transformation programs is very robust, we have seen 25 deals in this quarter which have each above $50 mn where we have a difference which we talked about before is what happened is what you called the mega-deals which are much more volatile or lumpy, we still see a good pipeline where clients are looking at but those are not predictable in the sense of whether they will come this quarter or next. Our own experience is the volume of deals is very strong and robust. In many cases there are transformation programs which clients have launched, there are new programs being launched by other clients and those programs need different kinds of capabilities be brought together where we are helping to bring multiple service lines to help on that and sometimes clients break that up into different phases. In many of these cases once one of these transformation programs starts and if things are going well, they continue on through different phases each of them being a significant outlay from a client’s perspective.

Let me address the income tax project and then Nilanjan can address the other part. On the income tax project, we are extremely proud that from December 31, we have as was reported 5.8 Crores return filed through that timeframe. On the day itself, over 46 lakhs returns were filed. The deadline at that day was maintained in the way when the Income tax department saw all these things working and really all of them using the system saw all of that working. We are extremely grateful that we could help and contribute to the vision for Digital India that this is enabling. Going forward we are working of course, very closely with the department on the next set of areas and that will become part of this system as the new modules are put together and we are extremely happy and proud with how the December 31, closing and the ending of that deadline went with the 5.8 Crores returns.

Nilanjan Roy

Chandra your question on the fresher salary, of course, we always continue to look at that, we need to be competitive always and looking at the overall demand and supply scenario. So, for instance, this year, digital specialist is something which we have looked at where the whole stack programmers we have been able to take up salaries for that set of new joinees. You are also aware of our strong program of training people in Mysore. Of course, now Mysore remains closed, but we continue to still have 4 months of virtual training before people are put on to production. So, all this goes into the overall value proposition which we are offering new joinees like I said we have had a target of about 55000 this year and we are quite confident of meeting that.

Rishi Basu

Thank you. Moving to the next question, we have Shilpa Phadnis from The Times of India on video. Shilpa, kindly unmute yourself and ask your question.

Shilpa Phadnis

Good evening gentlemen. IT companies are looking at a blended way to balance that pyramid it is a mix of skills and technology. If you can talk about the pricing environment because the pricing of some of the hot skills has gone up by 4% to 8%. On one hand, you have supplies side challenges and clients willing to pay the premium for these hot skills. How are you staffing these large deals that require these skills? My second question is on how the integrated infrastructure deals are breaking up. Companies are looking at a modular way as to how they can be backloaded for profitability. So, if you can help us understand whether is re-platforming coming into play here?

Salil Parekh

Thanks, Shilpa. I think on the pricing what we are seeing as you were pointing out is, there is a lot of value that is created through the digital transformation work. We are seeing, of course, through this last year increase in compensation costs, we have had three of those within our structure, we know that that the large enterprises are looking at the world around them and for the first time, in a very long time we are seeing inflation that is in the environment. With all those factors, we are now more and more comfortable that we are able to discuss with our clients the value through the digital programs, and that translating into some pricing improvements over time. In terms of the infrastructure work and platforms, we have very much seen that I think there is a large cloud transformation that is in play with clients. We have mentioned our digital business growing at over 40%, our cloud business which is a subset of that is growing faster still and we see that by building out the new cloud ecosystem of our clients whether they are going with public cloud, whether they are going with private cloud whether it’s in a SaaS partnership, whether it is building new platform which is fully cloud basis, cloud-first platform. So very critical as a large part of where we have seen the future growth coming from.

Rishi Basu

Thank you. Moving on, the next question is from Surabhi Agarwal from Economic Times. Surabhi joins us on audio. Surabhi could you kindly unmute yourself and ask your question?

Surabhi Agarwal

Thanks for taking my question. Hello Mr. Parekh. I just want to understand that you have raised your guidance by 3 points so what gives you the confidence at a time when Omicron is raging across the world. And does this fresh wave mean more opportunities for IT companies, of course, it is a healthcare crisis but putting that aside from a business point of view does that mean a fresh wave of opportunities for companies like Infosys?

Salil Parekh

Thanks for your question. I think in terms of raising the guidance with the Omicron situation is separate and I will come back to address it. It is obviously a very serious concern for the health and safety of our employees and everyone around the world. Our guidance really came from an extremely strong performance that we saw in the third quarter with 7% growth QoQ, over 21% growth YoY. And the pipeline that we have seen of deals that we are working on and the large deals that we converted in Q3 which is at $2.5 bn, 25 deals across all our sectors, so those are the factors that we have put in place. And then seeing that we are very comfortable in scaling up our capabilities and capacities in supplying what our clients need in providing the service that they need. All those factors came in to increase the guidance. I think Omicron is a very important and serious health situation where we are extremely focused on the safety and wellbeing of our employees. We have already moved very quickly as we have done in the last time on the work from home. Nilanjan shared the statistics on our vaccination. All around the world, we are supporting our employees and we have estimated what could be some of the impacts and how that work from home will be executed for our clients and then factoring that in then we have come up with the guidance, which we have increased for the full year.

Surabhi Agarwal

Another question I have is given the talent shortage in the industry how are you one, making sure that people who are there with you stay? Secondly, does the skilling programs change, like Mr. Roy mentioned that 55000 is the fresher hiring target for this year. So, are you training them in a way that they can sort of makeup for the shortage in lateral hiring due to the crunch?

Salil Parekh

Let me start and if Nilanjan has anything to add, he can do that later. The main focus for us was to make sure and is to make sure that everything we are doing with our employees is something that is supporting them, whether it is the engagement with them, looking after them, reskilling that is a big part of what Infosys has been doing all through the initial skilling, but we are all doing reskilling. The support through COVID where we did lots of different things, where we enabled medical and other support for our employees and then making sure that they are developing a long-term career with Infosys, building their skill and so on. This past quarter in Q3 we added over 12,400 people into the Infosys family. As Nilanjan shared earlier that our plan for this financial year is to recruit 55,000 college graduates and all of these things are making sure that we have ready people working on projects that our clients are looking to drive in their digital transformation and also helping to build a long-term career for all of the employees within Infosys.

Rishi Basu

Thank you. The next question is from Sai Ishwar from Informist. Sai Ishwar joins us on audio. Sai, please unmute yourself and ask your question.

Sai Ishwar

Thanks for the opportunity. Salil Sir I just want to know your comment on the FY23 budget, I mean the calendar year budget for FY2022 from clients, and since BFSI is your biggest bucket do you see the BFSI clients especially rising in for federal reserve’s interest rate hikes. And Nilanjan another question for you, just a straight question, can you also share color on the ballpark figure on FY2023 campus higher targets? Thank you.

Salil Parekh

So, first in terms of the calendar year which has just started, we do not give guidance beyond March, but the view that we have today is all of our discussions with our clients are giving us good confidence that digital transformation programs are continuing at the same pace and that they are moving forward across different industries with what they have planned. In terms of financial services as a point of fed increasing or indicating that they will increase the interest rates, today our Financial Services growth was strong in Q3. We continue to see a good pipeline for programs that we are working on, there also the digital transformation and the cloud work is going extremely fast. At this stage, we are not seeing that any of them have changed their spending or their technology focus with the fed interest rates. Of course, we will see how the year progresses and if that makes any changes on board.

Nilanjan Roy

The question of fresher hiring I think I just answered that. I think we are in the colleges as we speak, but also as I have said we have built in this flexibility of having both the campus hiring model plus off campus hiring model during the year which gives the flexibility as demand increases or decreases. So, I think that is something which we have sort of perfected during this COVID times, so we remain quite confident of meeting the overall demand requirement for the next year.

Rishi Basu

Thank you, the next question is from Jochelle Mendonca from ET Prime. Jochelle has sent a question on text, and I am going to read it out. Jochelle’s question is for you, Salil. On the revenue per employee, Jochelle asks, revenue per employee has risen from a year ago what is driving that and what is the breakup between net new and renewals in large deals?

Salil Parekh

The revenue per employee is a very good indicator which shows how our digital work is changing. We do not separate in any other parameter so this gives a good indication that the more digital we are doing, the more our revenue per employee will go up and with that now growing at 40% and sitting at a very high level is what is reflecting in some of the parameters. In terms of net new in the large deals our net new was 44% in the large deal and so again that gives us a good level of confidence that this continues revenue growth momentum as we look ahead in the future.

Rishi Basu

Thank you. The next question is from Veena Mani from Deccan Herald. And Veena also sent her question on text – I’ll read it out. How much are you going to invest on securing your systems as a lot of the work your employees are doing is sensitive and systems are prone to cyber attacks?

Salil Parekh

Thanks for that question. That is an extremely critical point. We have put in a tremendous amount of work within the company to ensure that what we are doing at cyber security is world class. We have a very dedicated team that focuses on the cyber security work across all our projects within the company and how we interact with entities outside the company, outside so to speak our firewall. We have an active board subcommittee on cyber security which also looks in this on a quarterly basis. In that sense we are doing a lot that is required to be done to make sure that all our work is going on as best as possible using the latest approaches on cyber security.

Rishi Basu

Thank you. Moving to the last question for this evening, the next question is from Uma Kannan from The New Indian Express. Uma joins on audio. Uma, kindly unmute yourself and ask your question.

Uma Kannan

Good evening. My question is, the future of work is hybrid. Like everybody is now talking about hybrid. So, what are the challenges you are facing in this model and is going to be two years now, what are the key enablers in adapting to this hybrid reality? Also, my second question is, you recently acquired Singtel’s Malaysia Delivery Centre. Can we expect more acquisition in this particular space – ‘Communications’ in future?

Salil Parekh

Thanks for your question. I think on hybrid we have seen a tremendous amount of evolution and maturity over the past year and half, two years as we have put this into place. The first, there is a huge amount of flexibility that is now being built into our system, which allows our employees to work remotely in any configuration. It was hugely supported by our clients and all the infrastructure that we had built ahead of when COVID started, held us in good stead as we were able to quickly drive. Today we are able to go back and forth. With this current wave we also move very quickly to remote working and work from home. What we will do over the next several quarters as we see the situation evolving is enable employees to work in a hybrid fashion and also open up the campuses as and when the medical safety allows us to do that. We want to make sure that we have tremendous flexibility for our employees and then also support our clients where we need to and where there are requirements where the teams work together for different parts where they need to move and re-engage in building the social capital. That is the approach that we put in place. We have been able to flex on this up and down as we see even in the last few weeks with the new wave coming in and we feel comfortable over time that we need to do more on that in the medium and long term.

In terms of the discussion on the telecommunication space our acquisition approach is something we are very focused on. It is really looking at what is going on within the digital ecosystem, the cloud ecosystem, whether it is in cyber security or the experience or IoT. These are the areas that we put in the most focus and effort and we are making sure that we look at the steady pipeline of situations in that. What we had recently was a very strong partnership with Singtel which is a longstanding client for us and someone who has a lot of trust with Infosys. In that situation we expanded some of the work that we did through the acquisition that you referenced, but we have in general an overall picture of driving acquisition in the digital space, and we will continue to do that across all of the sectors we work in.

Rishi Basu

Thank you. With that we come to an end of this Q&A. We thank our friends from media for being part of this press conference. Thank you Salil and thank you Nilanjan for being here.

Salil Parekh

Thanks Rishi. Thanks everyone for joining in and wish you all a happy new year.

Nilanjan Roy

Thank you everyone, stay safe.

Rishi Basu

Before we conclude please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you once again for joining us and we hope to meet you in person next quarter. Stay safe and have a very good evening. Thank you.